June 30, 2011
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Midstream Partners, LP Amendment No. 3 to Registration Statement on Form S-1 Filed June 9, 2011 File No. 333-173191
Dear Mr. Owings:
     Set forth below are the responses of American Midstream Partners, LP, a Delaware limited partnership (“American Midstream Partners,” “we,” “us,” or “our,”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2011, with respect to Amendment No. 3 (“Amendment No. 3”) to American Midstream Partners’ Registration Statement on Form S-1 filed with the Commission on June 9, 2011, File No. 333-173191 (the “Registration Statement”). Each response below has been prepared and is being provided by American Midstream Partners, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 4, together with three copies of Amendment No. 4 that are marked to show all revisions to the Registration Statement since Amendment No. 3.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless indicated otherwise.
Austin           Beijing           Dallas           Houston           London           New York           The Woodlands           Washington, DC

June 30, 2011

General
1.	In an appropriate place in your prospectus, please discuss the reasons why your assumed offering price reflects a valuation that is less than that which was ascribed to the fair value of your phantom-unit grants made earlier this year.
      Response: We have added disclosure about the primary reason for the decrease in valuation. Please see page 109 of Amendment No. 4.
Capitalization, page 48
2.	Please disclose the number of common, subordinated, and general partner units outstanding on a historical and pro forma, as adjusted basis. Additionally, please tell us why pro forma as adjusted capitalization does not give effect to the $30 million distribution to AIM Midstream Holdings, the LTIP participants holding common units and the general partner that will be made in connection with the offering and related recapitalization transactions.
     Response: We have added a footnote to the capitalization table to disclose the number of common, subordinated and general partner units outstanding on both a historical and pro forma, as adjusted basis, as of March 31, 2011. Please see page 48 of Amendment No. 4. We respectfully note that, as explained in the lead-in text, the pro forma, as adjusted column of the table reflects our receipt and use of the assumed net proceeds in the manner described under the caption “Use of Proceeds,” which includes the $30 million distribution to AIM Midstream Holdings, the LTIP participants holding common units and our general partner. The $30 million accrued liability under Long-Term Debt reflects expected borrowings under our new credit facility, rather than the accrual of the distribution to our partners.
Management, page 142
3.	Please expand the background discussion for each of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.
     Response: We have complied with the Staff’s comment. Please see pages 144, 145 and 146 of Amendment No. 4.
4.	Please revise your disclosure on page 144 to describe Mr. Tywoniuk’s principal occupation in 2007. See Item 401(e) of Regulation S-K.
     Response: We have complied with the Staff’s comment. Please see page 146 of Amendment No. 4.

June 30, 2011

American Midstream Partners, LP and Subsidiaries Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2010 and 2011, page F-3
5.	Please provide additional disclosure to make it transparent how you calculate pro forma earnings per common and subordinated unit and pro forma weighted average common and subordinated units outstanding. In doing so, please provide a reconciliation from limited partners’ interest in net income (loss), as reported, and pro forma earnings attributable to common and subordinated units. Also reconcile from weighted average common units used in the computation of limited partners’ net income (loss) per common unit, as reported, and pro forma weighted average common and subordinated units outstanding. Please also provide these additional disclosures under Summary Historical Financial and Operating Data and Selected Historical Financial and Operating Data or provide the appropriate cross references. Additionally, please tell us why you do not provide pro forma per share amounts for the most recently completed fiscal year.
     Response: We have provided the additional disclosure related to the calculation of pro forma earnings per common and subordinated unit and pro forma weighted average common and subordinated units outstanding, as well as the requested reconciliations. We have also added the additional disclosures in the summary and selected tables. Finally, we have provided the pro forma earnings per common and subordinated unit disclosure for the year ended December 31, 2010. Please see pages 12, 13, 80, 81, F-7, F-8 and F-33 of Amendment No. 4.
American Midstream Partners, LP and Subsidiaries Historical Consolidated Annual Financial Statements, page F-20
Note 1. Summary of Significant Accounting Policies, page F-25
Property, Plant and Equipment, page F-28
6.	We note your response to comment six in our letter dated May 24, 2011. Please revise your disclosure to include the information provided in your correspondence which clarifies that management does not attribute the valuation to a third party expert.
     Response: We had revised our disclosure to include the requested information. Please see page F-28 of Amendment No. 4.
     Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to me at 713-220-4357.
Very truly yours,
/s/ Timothy C. Langenkamp
Timothy C. Langenkamp

cc:	Christopher F. Chase, Securities and Exchange Commission
Mara L. Ransom, Securities and Exchange Commission
Brian F. Bierbach, American Midstream GP, LLC
Edward O. Diffendal, American Midstream GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP